RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘‘Randgold Resources’’ or the ‘‘Company’’)

RESTRICTED STOCK AWARD: D M BRISTOW

London, United Kingdom, 19 March 2007 – Randgold Resources Limited (LSE: RRS) (NASDAQ: GOLD) announces that in terms of the Company’s remuneration report approved by shareholders at the Annual General Meeting on 25 April 2005, and in accordance with the terms of the Service Agreement entered into between the Company and its CEO, an award of 150 000 restricted shares was granted to Dr D M Bristow. The price of the restricted stock calculation was the Nasdaq National Market closing price on 10 May 2005, being US$12.78.

In terms of the service agreement, having satisfied the agreed performance criteria, the final third of the shares have been issued directly to Dr Bristow. Dr Bristow elected to sell 50,000 shares which were sold on 15 March 2007 at US$23.06.

As a result of the issuance and sale of 50 000 shares, the change in Dr Bristow’s holding is as follows (the previous holding has been rectified to include an additional 4,184 shares registered in his name):

Holding prior to Award	Shares Awarded and Sold	Holding after Award and Sale	% Shareholding after Award
732584	50000	732584	1.14

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288	+44 791 709 8939	+27 11 728 4701
+223 675 0122	+223 675 0109	Fax : +27 11 728 2547
Cell : +27 83 266 5847
Email: randgoldresources@dpapr.com
Website: http://www.randgoldresources.com